Founded in 1852
by Sidney Davy Miller

Sidney T. Miller (1864-1940)
George L. Canfield (1866-1928)
Lewis H. Paddock (1866-1935)
Ferris D. Stone (1882-1945)

MILLER CANFIELD

MILLER, CANFIELD, PADDOCK AND STONE, P.L.L.C.

41ST FLOOR
1450 BROADWAY
New York, New York 10018 (212) 704-4400
FAX: (212) 704-4410
www.millercanfield.com

MICHIGAN: Ann Arbor
Bloomfield Hills • Detroit
Grand Rapids • Kalamazoo
Lansing • Monroe

New York, N.Y.
Washington, D.C.
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

GEOFFREY M. CHINN
TEL: (212) 704-4408
FAX: (212) 704-4410
E-MAIL: chinn@millercanfield.com

SUPPL

February 13, 2004

04012918

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 17 2004
WASH. D.C. 181

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Via Federal Express

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

A press release headed "Consolidated turnover at 30 December 2003"

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English language press releases continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in Tradition Financial Services' letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise submit to the liabilities of Section 18 of the Securities Exchange Act of

dlw 2/19

deemed "filed" or otherwise submit to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Geoffrey M. Chinn

GMC/yb
Enclosures

NYLIB:32170.1\107583-00001

TFS

Tradition Financial Services

Press release

Consolidated turnover at 31 December 2003:

CHF 155.1 million (€99.6 million)

TFS posted a consolidated turnover of CHF 155.1 million (€99.6 million) in 2003, compared with CHF 173.2 million (€119.2million) in the same period last year, a decline of 2.6% at constant exchange rates or 10.4% at current exchange rates. These consolidated revenues were impacted by the present unfavourable exchange effect, compared with the stronger dollar and sterling position that existed in 2002.

Turnover in fourth quarter was CHF 37.5 million (€24.1 million), compared with CHF 38.2 million (€26.3 million) in the same period last year, an increase of 1.3% at constant exchange rates. This confirms the trend of the third quarter, which had seen an increase of 1.5%, after a rather slow start of the year 2003 compared with the previous year.

A slowdown in the Company's energy operations was the principle factor weighing on turnover. TFS's other core brokerage activities in currency options and equity derivatives continued to perform well in 2003.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of Euronext Paris - foreign section - and is part of the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com.*

Lausanne, 4 February 2004

Press contacts:

TFS
Julian Harding
Tel.: +41 21 343 52 90

Image Sept
Estelle Guillot-Tantay
Tel.: +33 1 53 70 74 70